

October 25, 2012

<u>Via Facsimile</u>
Liu Shuzhong
Chief Executive Officer
Dionics, Inc.
No. 8 Ji Yang Road
Xinzhou District Shangrao City
Jiangxi Province, China 334000

      Re: Dionics, Inc.
               Current Report on Form 8-K
               Filed July 6, 2012
               File No. 000-08161

Dear Mr. Liu:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Max A. Webb

                              Max A. Webb
                              Assistant Director

cc: Vincent J. McGill, Esq.
        Eaton & Van Winkle LLP